Commission File No. 333-57526

Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, Inc. (SEC File No. 001-12528)

      The following information is included in a presentation made on behalf of Equity Office Properties Trust and Spieker Properties, Inc. by Peter Adams, Senior Vice President - Strategic Planning and Operations of Equity Office Properties Trust, Mark Geisreiter, Senior Vice President - San Francisco Region of Equity Office Properties Trust and John Petersen, Senior Vice President - Silicon Valley of Spieker Properties, Inc., at the Goldman Sachs Investor Tour held today (May 15, 2001).